Exhibit 1.8

CDC Corporation Announces US$20 Million
Stock Repurchase Program

Hong Kong, Beijing, Atlanta. November 10, 2005 — CDC Corporation (NASDAQ: CHINA) today announced that, effective immediately, its Board of Directors approved a US$20 million stock repurchase program to replace its previous US$20 million stock repurchase program.

“We are pleased to initiate another stock repurchase program which we feel will be as successful as our prior stock repurchase program to enhance stockholder value. With the completion of our strategic review, we believe strongly that the reorganization and new focus we have put in place will reap meaningful future rewards and that a stock buyback with a portion of our healthy cash balance would be an ideal way to capitalize on that” said Mr. Steven Chan, Acting CEO of CDC Corporation. “The Company’s core businesses of enterprise software and mobile applications/online games continues to be operationally profitable. Our ultimate goal is to drive EPS growth, maintain strong operating cash flow, and continue smart and opportunistic investments in building our products and people.”

The Company’s Non-GAAP cash and cash equivalents net of total debt as of Q2 2005 was approximately US$221 million. The Company’s 81% owned subsidiary, China.com Inc, recently announced its own US$13 million stock repurchase plan. It has also announced plans to establish an American Depositary Receipt (ADR) program in the United States in order to raise its global profile, broaden its shareholder base, and enhance the liquidity of its shares.

The timing of stock repurchases and the exact number of shares of common stock to be purchased will depend upon prevailing market conditions and other factors as well as subject to applicable regulations. Repurchases under this program will be made using the Company’s own cash resources and may be commenced or suspended at any time or from time-to-time at management’s discretion without prior notice. Repurchases will generally be conducted via a trading plan and may be made in the open market, in privately negotiated transactions, or through the use of derivative securities. The Company intends to repurchase shares to mitigate the dilutive effect of stock options, and shares repurchased may be reserved for later reissue in connection with employee benefit plans and other general corporate purposes.

The Company had approximately 111 million shares of common stock outstanding as of October 31, 2005.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the completion and effect of the proposed share repurchase program. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net